April 29, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On February 12, 2014, the Registrant, on behalf of its series, the Cozad Small Cap Value Fund Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on March 28, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. In the fee table, please add “and Expense Reimbursement” to the Fee Waiver line item.

Response. The Registrant has made the revision requested.

Comment 2. Please confirm supplementally whether there will be any acquired fund fees and expenses.

Response. The adviser has confirmed to the Registrant that there will be 1bp of acquired fund fees and expenses, and a line item has been added to the fee table accordingly.

Comment 3. Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response. The Registrant so confirms.

Comment 4. In “Principal Investment Strategies”, please add disclosure describing some of the factors that are considered by the proprietary investment system.

“Cozad Asset Management, Inc. (the “Adviser”) has developed and implemented a proprietary investment system focused on appreciation of publicly-traded small capitalization U.S. equities through intermediate- and long-term investment (the “Cozad Small-Cap Value Strategy”). The Cozad Small-Cap Value Strategy is guided by a proprietary initial screening system for companies included in the New York Stock Exchange, NASDAQ and AMEX.  The Adviser applies a quantitative screen against the domestically traded equities listed on those exchanges, which narrows the investable universe of securities to approximately 300.  The quantitative screen considers such factors as the security’s price to earnings ratio, price to cash flow ratio, cash flow to earnings ratio, debt to equity ratio, one year price history, dividend yield and dividend history. A secondary, fundamental analysis is applied to further narrow the number of investable securities.  A  computer-based mathematical program is then used to aid in determining the final composition of securities in the Fund’s portfolio.”

Comment 5. In “Principal Investment Strategies”, in the last sentence of the second paragraph, please use plain English to describe what is meant by “statistical optimization.”

Response. The Registrant has revised the disclosure as shown in response to Comment 4 above.

Comment 6.  In “Principal Investment Risks”, the small and medium capitalization risk mentions mid-cap securities.  Please remove the reference to mid cap securities or revise the strategy disclosure to include mid cap securities.

Response.  The Registrant has revised the risk as follows:

“Small  Capitalization Stock Risk:  The price of small  capitalization company stocks may be subject to more abrupt or erratic market movements than larger, more established companies or the market averages in general.”

Performance

Comment 7. Please confirm supplementally that the performance for the Predecessor Fund (i) will be shown net of the mutual fund’s fees or the Predecessor Fund’s fees, whichever fees are greater, and (ii) will show the 1, 3, 5 and 10 year performance information, as applicable.

Response. The Registrant so confirms.

Comment 8. Please confirm supplementally that the performance information presented for the Predecessor Fund complies with the requirements of MassMutual Institutional Funds (pub. avail. Sept 28, 1995) (“MassMutual”).  In addition, confirm: 1) that the Predecessor Fund was created for purposes entirely unrelated to establishment of a performance record; 2) whether the adviser managed any other accounts that were substantially similar to the Fund, and, if so, confirm that the Predecessor Fund was not chosen because it had the highest performance of the accounts; 3) that the Predecessor Fund transferred substantially all of its securities to the Fund; and 4) whether the Predecessor Fund could have complied with the requirements of Subchapter M of the Internal Revenue Code.

Response.

Based on the adviser’s representations to the Registrant, the Registrant believes that the prior performance of the Predecessor Fund may be included under the guidance of the MassMutual and confirms 1) that the Predecessor Fund was created for purposes entirely unrelated to establishment of a performance record; 2) that while the adviser managed a separate account that used a substantially similar strategy as the Fund, the Predecessor Fund was not chosen because it had the highest performance of the accounts; 3) that the Predecessor Fund transferred substantially all of its securities to the Fund; and 4) that, as of March 31, 2014, the Predecessor Fund could have complied with the requirements of Subchapter M of the Internal Revenue Code. Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

Comment 9. Please provide supplementally additional information regarding the tax treatment of the Predecessor Fund, and an explanation of why it is permitted to not show what the after tax returns for the Predecessor Fund would have been had it been a mutual fund.

Response.  The Predecessor Fund was not required to pay dividends and distributions and after tax returns cannot be meaningfully computed.  Because a limited partnership is a flow-through entity with respect to taxes, the concept of return after tax on sales of fund shares does not have a conventionally recognized meaning because the limited partners would have already been taxed on their share of realized gains and would face no further tax upon redemption.

SAI:

Comment 10.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

Comment 11.  In “Investments and Risks”, the disclosure regarding “Underlying Funds” does not seem applicable to the Fund, so please consider removing it.

Response.  The Registrant has removed the disclosure.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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